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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print of Type Responses)
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1.   Name and Address of Reporting Person*

   Huson                            Yvonne                 M.
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   (Last)                           (First)             (Middle)

   2480 NW Tower Rock Road
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                                    (Street)

   Bend                              Oregon              97701
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   (City)                           (State)              (Zip)

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2.   Issuer Name and Ticker or Trading Symbol

     VendingData Corporation (no symbol)
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3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4.   Statement for Month/Day/Year

     August, 2002
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5.   If Amendment, Date of Original (Month/Day/Year)


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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |_|  Director                             |X|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

                       ---------------------------------
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7.   Individual or Joint/Group Filing (Check Applicable line)

     |_|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
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  Common Stock                                                                                   4,932,243  (Note 1)      (Note 1)
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Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
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 Warrant                                                                        Common
 (Note 2)   $2.60    08/13/02          E               37,500 06/09/01 08/13/02 Stock     37,500          -0-       I     (Note 2)
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Explanation of Responses:

Note 1: Nature of beneficial ownership:      Tower Rock Partners, LLC                                                        70,000
                                             Richard S. Huson GST Exempt Trust U/T/A dated 9/4/98 ("GST Exempt Trust")       97,116
                                             Richard S. Huson Marital Trust U/T/A dated 9/4/98 ("Marital Trust")          1,545,339
                                             Yvonne M. Huson, Individually                                                3,219,788
                                                                                                                         -----------
                                                    TOTAL                                                                 4,932,243

Note 2: As previously reported on June 9, 2000, the Richard S. Huson Revocable Trust U/T/A dated 9/4/98 (the "Trust") of which, all rights and interests have since been transferred to the Marital Trust entered into a Subscription Agreement (the
        "Subscription") pursuant to which the Company issued a 9.5% Convertible Note (the "Note") to the Trust.  In connection with the Subscription and the Note, the Trust was issued a warrant to purchase 37,500 shares of Common Stock at an exercise price of $2.60 per share.  The warrant was exercisable until one year after the conversion or repayment of the Note.  Due to the cancellation of the Note, the warrant was exercisable until August 13, 2002 and has expired.

     /s/ Stacie L. Brown                                        03/18/03
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
Stacie L. Brown, Attorney-in-Fact for Yvonne M. Huson

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction
      4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


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